August 24, 2018

Siddhartha Sankaran
Executive Vice President and Chief Financial Officer
AMERICAN INTERNATIONAL GROUP INC
175 Water Street
New York, New York 10038

       Re: AMERICAN INTERNATIONAL GROUP INC
           Form 10-K for the Year Ended December 31, 2017
           Filed February 16, 2018
           File No. 001-08787

Dear Mr. Sankaran:

        We have reviewed your July 9, 2018 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to the comment, we may have additional comments. Unless we note otherwise, our references to the prior comment is the comment in our
June 15, 2018 letter.

Form 10-K for the Year Ended December 31, 2017

Notes to Consolidated Financial Statements
13. Insurance Liabilities
Liability for Unpaid Losses and Loss Adjustment Expenses (Loss Reserves) Loss Development Information
Supplemental Information , page 237

1. We acknowledge the information provided in your response as well as the additional disclosure discussed in our call on August 7, 2018. Please provide us with proposed disclosure in total to be included in your next Form 10-K, revised from that included on page 10 in your response, to address the following for the US Excess Casualty line of
 Siddhartha Sankaran
AMERICAN INTERNATIONAL GROUP INC
August 24, 2018
Page 2
         business representing an example of the disclosure that you will provide for all six lines of business subject to the Adverse Development Reinsurance agreement:
           Explain specifically how the amounts in the "U.S. Excess Casualty Table, Net of ADC
            Impact" shown on page 10 of your response were derived from the "US. Excess
            Casualty (existing Table in our 2017 Form 10-K)" also shown on page 10 and from the table to be included as a result of the next bullet.
           A table showing attribution of the reinsurance recoverable under the Adverse
            Development Reinsurance agreement by accident year beginning with the 2016 calendar year.
           Include a discussion as a note to the table referred to in the preceding bullet or a cross reference to a discussion that addresses the method used to allocate your reinsurance recoverable under the Adverse Development Reinsurance Agreement to each of the accident years within the six lines of business and to explain the factors that may cause these allocations to change. In this regard, your response to our previous comment that you addressed on pages 14 and 15 will suffice, if revised to clearly convey that the allocations are re-estimated at the end of each period and to highlight the factors that cause the allocations to change.
       You may contact Frank Wyman at 202-551-3660 or Jim Rosenberg at 202-551-3679 with any questions.



FirstName LastNameSiddhartha Sankaran    Sincerely,
Comapany NameAMERICAN INTERNATIONAL GROUP INC
                                         Division of Corporation Finance
August 24, 2018 Page 2                   Office of Healthcare & Insurance
FirstName LastName